Press Release

[Graphic omitted] Ahold

                                                            Royal Ahold
                                                            Public Relations

                                                     Date:  March 11, 2003
                                     For more information:  +31 75 659 57 20


Ahold appoints Dudley Eustace as interim
Chief Financial Officer

Transition period completed

Zaandam, The Netherlands, March 11, 2003 - The Ahold Supervisory Board today announced it has appointed Dudley Eustace to the Corporate Executive Board as interim Chief Financial Officer, effective immediately.

Remarks by Henny de Ruiter, Chairman of the Ahold Supervisory Board
'We are pleased that we have been able to attract a highly-respected executive as interim-CFO,' said Henny de Ruiter, Chairman of the Supervisory Board, commenting on the appointment. 'Dudley Eustace has an outstanding track record and an excellent reputation in the financial markets and we look forward to working with him. His commitment is evidence that Ahold is a formidable industry player. Despite the current challenges we face, our core food businesses around the world are in solid shape and focused on their daily operations.'

Eustace, 66, is a British national. He is non-executive Chairman of Smith & Nephew plc, a London-based global leader in advanced medical devices. He will continue to fulfill his duties at Smith & Nephew while overseeing the financial restructuring at Ahold. Eustace was appointed Chairman of Smith & Nephew in January 2000, following a year as Deputy Chairman. Prior to that, Eustace was based in the Netherlands between 1992 and 1999 as Deputy Chairman and Director of Finance at Royal Philips Electronics N.V. He was previously Director of Finance at British Aerospace plc and Treasurer of Alcan Aluminium Ltd.

Eustace is currently a non-executive director of KLM Royal Dutch Airlines N.V., Royal KPN N.V., Hagemeyer N.V., and Aegon N.V.

Remarks by Dudley Eustace, newly-appointed interim CFO
'I am delighted to be able to assist Ahold,' said Eustace. 'My priority is to stabilize the financial fundamentals of Ahold and to assist in the recruitment of a permanent full-time Chief Financial Officer for the business, hopefully by the end of the year. The confirmation last week of the Euro 3.1 billion credit facility announced February 24 is a vote of confidence in the company's long-term viability.'

                                             Albert Heijnweg 1, Zaandam
                                             P.O. Box 3050, 1500 HB Zaandam
                                             The Netherlands
                                             Phone:  +31 (0)75 659 5720
                                             Fax:    +31 (0)75 659 8302
http://www.ahold.com                                                        1/2

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Transition period completed
On February 24, 2003 the Supervisory Board announced that Ahold President and Chief Executive Officer Cees van der Hoeven and Chief Financial Officer Michael Meurs would resign but that they would stay on for an appropriate period of time in order to effect an orderly transition of affairs. This transitional period has been completed today.

Effective March 11, 2003 the Ahold Executive Board consists of Henny de Ruiter (Supervisory Board Chairman); Jan Andreae (Europe); Dudley Eustace (interim-CFO); Bill Grize (U.S. retail operations); Jim Miller (U.S. foodservice operations); and Theo de Raad (Latin America & Asia).


Ahold Corporate Communications:  +31.75.659.57.20

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